EXHIBIT (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

To:	[EMAIL ADDRESS]

From:	[EMAIL ADDRESS] on behalf of James Clishem

Date:	November 9, 2007

Subject:	Action Required: Urgent Information Regarding Your Stock Options

Recently enacted Internal Revenue Code Section 409A (“Section 409A”) imposes certain adverse tax consequences (including income tax at vesting, an additional 20% penalty tax and interest charges) on stock options that were granted at a discount from fair market value (“discount options”) and which vest after December 31, 2004.

You are receiving this email because it has been determined that certain of your stock options may be affected by Section 409A because they were discount options. Active Power, Inc. is offering you the opportunity to avoid the Section 409A impact by amending certain of these stock options and receive cash payments for those eligible stock options to the extent the options’ exercise price per share was less than $2.50.

INFORMATIONAL MEETINGS

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how Active Power, Inc. has addressed the situation and the choices you have, and (iii) answer any other questions you may have, an informational meeting will be held on:

Monday, November 12, 2007 at 1:00 p.m. CST at the Company’s headquarters located at 2128 Braker Lane, BK12, Austin, Texas 78758.

If you cannot attend this meeting, you may call in using the number listed below. This audio cast will not be recorded. The live audio cast will be held on:

Monday, November 12, 2007 at 1:00 p.m CST.

Dial-in Number: 1-866-836-3116 or (203) 210-2502 (Passcode: 586814)

KEY DOCUMENTS AND MATERIALS

(1)	Tender Offer Document (this is a very large file):

[TENDER OFFER ATTACHED OR LINK]

(2)	Election Form:

[ELECTION FORM ATTACHED]

Shortly after receiving this email, you will receive a separate email from Active Power, Inc. which will provide a personal addendum to the Tender Offer with a list of your “eligible” option grants. Your addendum will also include a description of any potential cash payments (if any) if you choose to participate in the Tender Offer and the amended option exercise price.

ACTION ITEMS

After reviewing the above materials, if you wish to participate in the Tender Offer, you will need to fill out, sign, and date the Election Form (see the attached document). The Election Form must be received by the Company via fax or email no later than 5:00 p.m., Central Time, on December 11, 2007.

QUESTIONS

Active Power, Inc. has prepared communications regarding this offer and provided general tax information regarding this offer. Active Power, Inc. will not provide tax advice specific to an individual’s circumstances or make any recommendation. You should direct general questions about the terms of this offer or requests for general tax information about this offer to John K. Penver, Chief Financial Officer, at johnpenver@activepower.com. We strongly recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.